

Mail Stop 3561

May 29, 2009

Mr. Christopher G. Payan
Chief Executive Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, NY 11530

> **RE:** **Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 8, 2008, August 6, 2008 and November 14, 2008**
> **File No. 1-14128**

Dear Mr. Payan:

We have reviewed your response letter dated May 8, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.   We reviewed your response to comment five in our letter dated September 15, 2008 and your disclosures in your Form 10-K for the fiscal year ended December 31, 2008. As previously requested, in future filings please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it would be appropriate to

include a discussion and analysis of changes in operating cash flows, including changes in operating assets and liabilities, between each year presented. In addition, discuss the ramifications of a default of the covenants contained in your credit facility and the impact on your cash position and liquidity and whether you expect to comply with the covenants in the foreseeable future. Finally, please include a discussion of the types of financing or other sources of funding that are, or that are reasonably likely to be, available to settle the credit facility, if necessary. Refer to the Item 303(a) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies
Goodwill and Intangible Assets

2.   We reviewed your response to comment nine in our letter dated September 15, 2008 and note the adjustments made to your 2007 financial statements in Form 10-K filed April 15, 2009. It appears that the adjustments were made to correct an accounting error in foreign currency translation and had a material effect on other comprehensive income. Please tell us why you believe the adjustments should not be disclosed as a correction of an error in accordance with SFAS 154. Also tell us why the adjustments had the effect of increasing other assets.

Revenue Recognition

3.   We reviewed your response to comment 10 in our letter dated September 15, 2008. You assert that you are the primary obligor in the arrangement since you are obligated to make all payments to the suppliers. You also assert that the suppliers are primary obligors. Please clarify whether you or the supplier is responsible for fulfillment, including the acceptability of the products ordered or purchased by the customer and whether you or the supplier is the primary obligor in the transactions. In doing so, tell us how members view the arrangement, discuss the representations made in your marketing and sales literature, the terms of member contracts and other relevant facts that support your assessment. In addition, please discuss each indicator in further detail. For example, discuss the rights of return of members and the related inventory risk, the process followed in resolving disputes between members and suppliers, whether members have discretion to select the supplier to provide products, why you believe you have discretion in supplier selection because you choose all of the suppliers in the network and why you believe that you are involved in the determination of product specifications because you select network suppliers and the products the suppliers will provide. Finally, since you have identified indicators of both gross

and net reporting please provide your assessment of the relative strength of each indicator in determining that gross reporting is appropriate.

4.   We reviewed your response to comment 11 in our letter dated September 15, 2008 and understand that initial franchise fees are non-refundable and that you are not required to render services to earn the franchise fees. However, if your franchise agreement does not require you to perform initial services but a practice of voluntarily rendering initial services exists, substantial performance shall not be assumed and revenue should not be recognized until either the initial services have been substantially performed or reasonable assurance exists that the services will not be performed. Refer to paragraph 5 of SFAS 45. Please explain to us in detail your consideration of this guidance and the amount of initial franchise fee revenues recognized in fiscal 2006 and 2007.

5.   We reviewed your response to comment 12 in our letter dated September 15, 2008. As previously requested, please tell us the authoritative literature that supports up-front revenue recognition of fees received for future services when you are obligated to render services during the contractual term of the arrangement. We understand that your historical experience demonstrates that a majority of members do not utilize the services to which they are entitled. Yet, we believe that up-front membership fees should be recognized systematically over the contractual term of the arrangements. Refer to SAB Topic 13:A.3.f. In addition, tell us the amount of the liability that would be recognized at each balance sheet date assuming the up-front fees are recognized on a straight-line basis over the contractual term of the arrangements.

Note 2 – Acquisitions

6.   We reviewed your response to comment 14 in our letter dated September 15, 2008. As previously requested, please cite the authoritative guidance that supports your accounting treatment. Also explain to us why the accounting literature you applied is appropriate and the facts and circumstances that support your position. Consider and discuss the applicability of the guidance in SFAS 150, EITF 97-8 and EITF D-98 as well as other applicable literature in your response. In addition, please provide the following additional information:
    o   Whether the put option is freestanding or embedded in the stock option agreement;
    o   How you determined the fair value of the stock options subject to redemption and stock options not subject to redemption, including how you considered the value of the put option in the valuation of stock options subject to redemption;
    o   The basis for your presentation of the stock options subject to redemption as permanent equity as opposed to classification outside of permanent equity or as a liability;

- o If applicable, how you account for changes in the redemption value of redeemable stock options and how you treat redeemable stock options in earnings per share computations and the basis for your accounting treatment in each case; and
- o Describe the potential goodwill impairment issues referred to in your response.

7. We reviewed your response to comment 15 in our letter dated September 15, 2008. We understand that you did not recognize deferred tax assets and liabilities in the acquisitions of COM and TOG. Please tell us whether you should have recognized deferred tax assets or liabilities and valuation allowances for deferred tax assets. Please also tell us the results of your evaluation of deferred tax assets and liabilities for each year referred to in your response. In doing so, tell us whether you identified any accounting errors, the effects of the accounting errors and, if applicable, how you intend to correct the accounting errors.

Note 7 – Intangible Assets

8. We reviewed your response to comment 18 in our letter dated September 15, 2008. Please tell us the status of the preliminary settlement discussions and the probability of resolving the litigation in your favor.

Note 12 – Income Taxes

9. We reviewed your response to comment 19 in our letter dated September 15, 2008. Please explain to us in detail why you determined that there were no deferred tax assets or liabilities resulting from differences between the amount for financial reporting and the tax basis of your investment in TOG citing paragraphs 31-34 of SFAS 109.

Note 14 – Commitments and Contingencies

10. We reviewed your response to comment 22 in our letter dated September 15, 2008 and understand that you accrued loss contingencies for the referenced actions in accordance with SFAS 5. Yet, you disclose that you do not believe that such losses are reasonably possible. This disclosure is inconsistent with your determination to accrue probable losses in accordance with paragraph 8 of SFAS 5. Please revise your disclosure in future filings to eliminate the inconsistent disclosures.

11. We reviewed your response to comment 23 in our letter dated September 15, 2008. As previously requested, please tell us whether there is a reasonable possibility of loss based on your assessment of the counterclaims by For Eyes Optical Company. If so, please disclose an estimate of the possible loss or range

of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Note 18 – Stock Options and Warrants

12.   We reviewed your response to comment 25 in our letter dated September 15, 2008. Please explain in further detail why an expected term of one year for options and warrants was appropriate considering the guidance in paragraphs A26 through A30 of SFAS 123(R) and SAB Topic 14:D including a detailed discussion of the "certain events" noted in your response. Address your consideration of using historical exercise experience. Further, we note that you used an expected term of five years in 2008 to estimate the fair value of stock options with vesting and contractual terms similar to those granted in 2006 and 2007. Tell us the factors you considered in determining the expected term assumption and the changes in circumstances that affected your expectations about employees' exercise behavior. In addition, as previously requested, in future filings please disclose the basis for the assumptions used to estimate the fair value of stock options and warrants awarded during each of the years presented. Refer to paragraph A240.e of SFAS 123(R).

13.   We reviewed your response to comment 26 in our letter dated September 15, 2008 and are unable to locate your disclosure of weighted-average grant-date fair values and intrinsic values. Please refer us to the specific disclosures to which you refer. Otherwise, please disclose the weighted average grant date fair value of stock options and warrants granted and the total intrinsic value of stock options and warrants exercised for each year presented. Please also disclose the intrinsic value of stock options and warrants expected to vest and exercisable as of the end of the most recent year. Refer to paragraphs A240.c and A240.d of SFAS 123(R).

Stock Purchase Warrants

14.   We reviewed your response to comment 27 in our letter dated September 15, 2008. As previously requested, please tell us how you determined the measurement dates for the warrants issued to Dubois and RD and stock options issued to independent contractors and the facts that support the measurement date of the awards. Also address your accounting for the changes in fair values of the awards between the issuance date of the awards and their measurement dates. Address the guidance in EITF 96-18 in your response.

Item 15. Exhibits and Financial Statement Schedules

15.   We considered your response to comment 28 in our letter dated September 15, 2008. Please amend the filing to include the required consent.

Exhibits 31.1 and 31.2

16.   We considered your response to comment 29 in our letter dated September 15, 2008. As previously requested, please amend the filing to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

17.   Please address the comments above to the extent applicable. In doing so, please note that the comment above regarding certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) only applies to Form 10-Q for fiscal quarter ended March 31, 2008.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment results for the three and six months ended June 30, 2008 as compared to the three and six months ended June 30, 2007

Company Store Segment

18.   We reviewed your response to comments three and 32 in our letter dated September 15, 2008. Since your computation of gross profit margin excludes exam fee revenue included in retail sales, the measure represents a non-GAAP financial measure. As previously requested, please revise to present gross profit margin percentages calculated in accordance with GAAP. Otherwise, provide the disclosures regarding the use of the non-GAAP financial measure required by Item 10(e)(i) of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief